

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Roland Kohl
Chief Executive Officer
Highway Holdings Ltd.
Suite 1801, Level 18, Landmark North 39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

> **Re: Highway Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **File No. 001-38490**

Dear Roland Kohl:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Disclosure Review Program

cc: Istvan Benko